50
3-11-02

SECURITIE 02019148 ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

MAR 07 2002

SEC FILE NUMBER
8- 44222

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Belle Haven Investments, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
5 Greenwich Office Park
(No. and Street)

Greenwich, (City) CT (State) 06831 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin J. Cavanagh (203) 629-4772
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
M.R.Weiser & Co.LLP
(Name — *if individual, state last, first, middle name*)

3000 Marcus Avenue (Address) Lake Success (City) NY (State) 11042 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin J. Cavanagh, swear (or affirm) that, to t[he] best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm [of] Belle Haven Investments, L.P., as [of] December 31, 2001, 19____, are true and correct. I further swear (or affirm) that neither the compa[ny] nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that [of] a customer, except as follows:

____

____

____

KJC

Signature

____

Betsy B. Hudson

Notary Public

Subscribed and Sworn to before me, a Notary Public, in and for County of Fairfield and State of Connecticut, this 7th day of February, 2002

Betsy B. Hudson

Notary Public

Date Commission Expires: 4/30/05

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income ~~(Loss)~~
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and t[he] Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of co[n]solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- x (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BELLE HAVEN INVESTMENTS, L.P.
124 West Putnam Avenue
Greenwich, CT 06830
Tel: (203) 629-3323 Fax: (203) 629-1842

****

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

****

BELLE HAVEN INVESTMENTS, L.P. AND SUBSIDIARY
(A LIMITED PARTNERSHIP)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 835,608
Securities owned:	
Marketable, at market value	2,552,593
Not readily marketable, at estimated fair value	970,000
Accounts receivable (net of allowance for doubtful accounts of $878)	144,196
Interest receivable	122,059
Furniture, equipment and leasehold improvements, net	113,484
Other assets	120,284
	$ 4,858,224

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Loans payable	$ 288,707
Securities sold, not yet purchased, at market value	578,320
Payable to clearing broker	936,880
Due to broker-dealers	2,324
Accrued expenses and other liabilities	393,213
	2,199,444
Liabilities subordinated to claims of general creditors	1,000,000
Commitments	
Partners' capital	1,658,780
	$ 4,858,224

The accompanying notes are an integral part of this consolidated financial statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

1. ORGANIZATION:

Belle Haven Investments, L.P. (the "Company") is a full service broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc., specializing primarily in U.S. government, municipal and equity securities.

The Company operates principally under a clearance agreement with another broker whereby such broker assumes and maintains the Company's customer accounts. The Company is responsible for payment of certain customer accounts (unsecured debits), as defined in the agreement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation:

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, BH Sales & Marketing LLC. BH Sales & Marketing LLC provides liquidation services to manufacturers with excess inventories. All material intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition:

Securities and commodities transactions and the related revenue and expenses are recorded on a trade-date basis. The resulting net receivable over payable resulting from trade-date transactions not settled as of December 31, 2001 is combined with payable to clearing broker in the consolidated statement of financial condition.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents:

The Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents.

Securities Owned and Securities Sold, Not Yet Purchased:

Trading and investment securities, consisting primarily of state and municipal obligations and corporate stocks, are carried at quoted market values, and securities not readily marketable are valued at fair value as determined by management at an amount not greater than cost. The resulting unrealized gains or losses are reflected in income.

Furniture, Equipment and Leasehold Improvements:

Furniture, equipment and leasehold improvements is stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed using the straight-line method over the estimated useful lives of the assets ranging from five to seven years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the improvements.

Income Taxes:

As a partnership, the Company is not itself liable for federal or state income taxes. Each partner is responsible to report separately his or her distributive share of partnership income or loss to tax authorities. It is currently anticipated that amounts to be withdrawn by the partners to meet their income tax liabilities will not significantly affect the financial condition of the Company.

3. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED:

Securities owned and securities sold, not yet purchased, consist of trading and investment securities as follows:

	Owned	Sold, Not Yet Purchased
State and municipal obligations	$ 1,760,175	
Obligations of U.S. Government	69,707	
Corporate stocks	722,711	$ 578,320
	$ 2,552,593	$ 578,320

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2001, these securities at estimated fair values consist of the following:

Corporate bond	$ 345,000
Corporate stocks	600,000
Collateralized mortgage obligations	25,000
	$ 970,000

4. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS:

Furniture, equipment and leasehold improvements consist of the following:

Furniture and equipment	$ 310,839
Leasehold improvements	68,439
	379,278
Accumulated depreciation and amortization	(265,794)
	$ 113,484

5. LOANS PAYABLE:

At December 31, 2001, the Company has loans amounting to $288,707 to partners, which are due on demand and bear interest at various rates ranging between 5.75% and 6.75%.

6. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS:

At December 31, 2001, the Company had an outstanding loan in the amount of $1,000,000 under a subordination agreement. The loan bears interest at 8% per annum and matures on April 30, 2003. The loan is subordinated to claims of all general creditors and has been approved by the National Association of Securities Dealers, Inc. and is thus available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. In addition, the Company must satisfy the debt-equity ratio requirement that the ratio not exceed 70% for a period in excess of 90 days. At December 31, 2001, the Company's debt-equity ratio was 38%.

7. PAYABLE TO CLEARING BROKER:

The payable to clearing broker consists of the following:

Payable to clearing broker	$ 2,866,524
Transactions not yet due for settlement	(1,929,644)
	$ 936,880

8. NET CAPITAL REQUIREMENTS:

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the SEC, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital to the greater of $100,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2001, the Company had net capital, as defined, of $664,541, which exceeded its required net capital of $100,000 by $564,541. At December 31, 2001, the Company had aggregate indebtedness of $273,084. The ratio of aggregate indebtedness to net capital was .41 to 1.

9. LEASES:

The Company is obligated under various operating lease agreements for its office premises. The leases are subject to escalation charges based on increases in real estate taxes and common area maintenance. In addition, the Company leases space on a month-to-month basis. Future minimum annual rental payments are as follows:

Year Ending December 31,	
2002	$ 173,533
2003 (7 months)	98,614
	$ 272,147

The Company has sublet some of its existing space to another company. The sublease is subject to escalation charges based on increases in real estate taxes and common area maintenance. The lease term expires July 2003 with future minimum sublease income as follows:

Year Ending December 31,	
2002	$ 68,400
2003 (7 months)	39,900
	$108,300

10. SECTION 401(k) PLAN:

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all the Company's employees, and provides for participants to defer salary, up to maximum statutory limitations. The Company matches one-quarter of each participant's salary deferral through November 1, 2001. Effective November 1, 2001, the plan was amended to eliminate the Company's matching contribution.

11. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK:

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customers' funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations. The Company does not maintain margin accounts for its customers; and, therefore, there were no excess margin securities.

The Company's trading activities include the purchase and sale of commodities futures and option contracts. These transactions are recorded on a net-equity basis in the trading accounts carried by other broker and dealers. The contract amounts of these instruments reflect the Company's extent of involvement in the particular class of financial instrument and do not represent the Company's risk of loss due to counterparty nonperformance. The Company's exposure to credit risk associated with counterparty nonperformance on futures and option contracts is limited to the amounts reflected in the Company's statement of financial condition. At December 31, 2001, the total of open contractual commitments, all with less than one year to maturity, at contracted amounts, was approximately $387,000. The settlement of these transactions is not expected to have a material effect upon the Company's statement of financial condition.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

The Company, as a part of its normal trading activities, assumes short positions in its inventory. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company transacts its business with customers located throughout the United States.

In the normal course of business, the Company may have cash at banks in excess of federally insured limits and is exposed to the credit risk resulting from this concentration of cash.

12. LETTER OF CREDIT:

In lieu of a security deposit for the rental of its Connecticut office, the Company obtained an irrevocable letter of credit. This letter of credit expires at the end of the lease on July 31, 2003. The aggregate amount available under this letter of credit is $38,658 through July 31, 2003.

* * * * * * * * * * * * * * * * * * * *

The Company's Consolidated Statement of Financial Condition as of December 31, 2001 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * * * *

INDEPENDENT AUDITORS' REPORT

To the Partners of
Belle Haven Investments, L.P.

We have audited the accompanying consolidated statement of financial condition of Belle Haven Investments, L.P. and Subsidiary (the "Company") as of December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Belle Haven Investments, L.P. and Subsidiary as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

M.R. Weiser & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
January 25, 2002